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Exhibit 99
MEMORANDUM OF UNDERSTANDING

This memorandum of understanding (“MoU”) is executed on December 27, 2023, between Corporación Nacional del Cobre de Chile, tax identification number 61.704.000-K, a State-owned mining, commercial and industrial company, organized and existing under the laws of the Republic of Chile, domiciled at Huérfanos No. 1270, commune and city of Santiago (hereinafter, “CODELCO”); and Sociedad Química y Minera de Chile S.A., tax identification number 93.007.000-9, domiciled at El Trovador No. 4285, 6th floor, commune of Las Condes, city of Santiago (hereinafter, “SQM”). Each of the parties identified above may hereinafter be referred to as the “Party” and collectively as the “Parties”.
WHEREAS:
A. The Parties executed a confidentiality agreement on May 31, 2023 (the “Confidentiality Agreement”) to begin a negotiation process for the formation of a public-private partnership to jointly develop productive and commercial activities in the Salar de Atacama.

B. Since the date of the Confidentiality Agreement, the Parties and their advisors have held continuous technical and negotiation meetings to determine the feasibility, terms and conditions to form said public-private partnership as of January 2025, or the later date by which all the Conditions Precedent (as this term is defined below) would have been met, and jointly develop the Salar Futuro Project (as defined below), ensuring the operational continuity of exploitation in the Salar de Atacama for the coming decades (the “Partnership"). Likewise, since the date of the Confidentiality Agreement, SQM has provided CODELCO and its advisors with documentation and access to some of its main executives and its operations to allow CODELCO to learn about SQM's operations in the Salar de Atacama.

C. The Corporación de Fomento de la Producción (“CORFO”) is or will be the owner of (i) a set of 28,054 mining concessions called “OMA” (“OMA Concessions”), (ii) a set of 225 mining concessions called “Sal” and “Salar”, and (iii) subject to the occurence of a resolutory condition, a set of 3,660 mining properties called “Rigo”, all of them located in the Salar de Atacama, commune of San Pedro de Atacama, Antofagasta Region, which permit the exploitation of lithium and other mineral substances (together the “Concessions”).

D. Currently the OMA Concessions are leased to SQM’s subsidiary SQM Salar S.A. (“SQM Salar”), by virtue of the following contracts between SQM, SQM Salar, SQM Potasio S.A. and CORFO: (a) Amendment and Restatement of the Consolidated and Updated Text of the OMA Concessions Lease Agreement (the “SQM Lease Agreement”); and (b) Amendment and Restatement of Consolidated and Updated Text of the Contract for the Salar de Atacama Project (the “SQM Project Contract” and together with the SQM Lease Agreement, the “CORFO-SQM Contracts”), both dated January 17, 2018. The CORFO-SQM Contracts grant SQM Salar the right to exploit 16,384 of the OMA Concessions until December 31, 2030.

E. Under the CORFO-SQM Contracts, SQM Salar has the authorization of a maximum amount of production and sale of lithium products (in tons of lithium carbonate equivalent or “LCE”) before the expiration of said contracts. SQM Salar has made a significant increase in LCE production volumes in recent years, which has generated significant returns for SQM as well as for CORFO (via lease

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payments) and for the Chilean State (via taxes). However, these increased LCE productive volumes, as projected by SQM Salar, make it foreseeable that the authorized maximum LCE production and sales volumes will be reached before the expiration of the CORFO-SQM Contracts.

F. On May 23, 2023, CORFO requested CODELCO to seek the best ways to achieve the participation of the Chilean State in the exploitation of lithium and other mineral substances in the Salar de Atacama. For its part, CODELCO, which by its "organic law" is authorized, by itself or through its subsidiaries, to exploit lithium and other mineral substances, incorporated Minera Tarar SpA (“Minera Tarar”) as a vehicle to carry out the exploitation of the Salar de Atacama, through a public-private partnership.

G. CODELCO and Minera Tarar, on the one part, and CORFO, on the other, worked together with their respective technical and legal teams and external legal advisors, to negotiate a draft contract by means of which CORFO will lease the Concessions to Minera Tarar between the years 2031 and 2060 (the “Tarar Lease Agreement”) and a second draft contract which sets out the terms and conditions for the exploitation of the Salar de Atacama by Minera Tarar between the years 2031 and 2060 (the “Tarar Project Contract” and together with the Tarar Lease Agreement, the “CORFO-Tarar Contracts”). The CORFO-Tarar Contracts were generally approved by the board of directors of CODELCO in a meeting held on September 25, 2023, and by the board of directors of Minera Tarar on November 29, 2023. The CORFO-Tarar Contracts were approved by the Board of CORFO in a meeting held on October 5, 2023.

H. Despite the fact that the negotiation of the CORFO-Tarar Contracts has concluded between CORFO, CODELCO and Minera Tarar, the execution of the CORFO-Tarar Contracts is subject to various procedures and prior authorizations, such as the implementation of an indigenous consultation process with respect to those administrative measures that may directly affect indigenous communities.

I. That CODELCO, as a State-owned company authorized by its "organic law" to explore, exploit and market all types of non-metallic minerals, including lithium, has a robust business organization, solid reputation and mining history, experience in structuring public-private partnerships, as well as legal, business and professional teams with recognized experience in the matter, and therefore has sufficient capabilities and experience to meet the objectives of this MoU. For its part, SQM, current operator of the OMA Concessions, is a Chilean company, owner of world-class infrastructure for the exploitation of lithium and other mineral substances, and has extensive operational and commercial experience, and a recognized track record as a leader in the lithium and other related industries. SQM also has the technology for the extraction of lithium and other mineral substances, as well as vast commercial networks for their commercialization, such that it has sufficient capabilities and experience to meet the objectives of this MoU.

J. Ensuring operational continuity between the extractive work under the CORFO-SQM Contracts and the CORFO-Tarar Contracts will allow CORFO, the Chilean State, the communities, CODELCO and SQM to capture important synergies and economic benefits and positioning in the global lithium market.

K. The exclusive use of evaporation in large ponds as part of the traditional brine lithium concentration method does not make it possible to reinject brines after the minerals have been

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obtained. Therefore, it is the intention of the Parties to implement technological changes in the exploitation of lithium that allow brines without lithium to be returned to the Salar de Atacama, if possible, and to advance towards a water balance in the Salar de Atacama basin. The technological changes for large-scale production, such as the one that exists within the OMA Concessions, require the development of a project and all of its stages of feasibility evaluation, environmental impact study and obtaining the respective environmental permits, all of which requires substantial resources and time (the “Salar Futuro Project”).

L. The Partnership implies, in addition to the commercial and contractual matters inherent to the relationship between the Parties, various technical, legal, engineering, technological, environmental and community aspects that the Parties must identify and foresee, that involve authorities and third parties, and require careful planning, coordination, compliance with procedures, approvals and authorizations necessary to carry out the Partnership and the Salar Futuro Project.

M. On December 14, 2023, representatives of CODELCO, SQM and the Asociación Consejo de Pueblos Atacameños, executed an agreement in San Pedro de Atacama to form a tripartite negotiation working group and develop common operating regulations, co-constructed with the participation and deliberation of all subscribers, to establish a procedure, principles and common rules for ecosystemic sustainability, early participation, transparency and access to information and legitimacy of the actors of this working group.

N. That the Parties have reached certain basic agreements regarding the Partnership, but given its complexity, it is their intention to record said basic agreements in this MoU and to continue working together, under an agreed work plan, on the aspects of the Partnership that are pending to date, such as the corporate structure used for the Partnership (the “Operating Company”), the way to implement the combination of contributions of each of the Parties and the conditions that must be met before the start of a joint operation.

O. The Parties are issuers of publicly traded securities, regulated by the Chilean Comisión para el Mercado Financiero (Financial Market Commission) and, in the case of SQM, also by the U.S. Securities and Exchange Commission and, therefore, the content of the negotiations between the Parties has remained and will remain confidential, without prejudice to the information that about this MoU and the final agreement reached must be disclosed to the securities markets and the general public in a timely manner.

THEREFORE, the Parties have agreed the following:

FIRST: OBJECTIVES AND PURPOSES OF THE PARTNERSHIP.

The Parties have set the following objectives and purposes in the implementation of the Partnership:

1.1 Partnership as of January 1, 2025. The objective is for the Partnership to become effective on January 1, 2025, or such later date, but as soon as possible, on which the Conditions Precedent (as this term is defined below) have been satisfied (the “Partnership Effective Date”). As of the Partnership Effective Date, the Operating Company must have all the assets, personnel and other resources to effectively be able to fully develop the productive and commercial activities required to produce the products derived from the Concessions, for which it will be the holder of the CORFO-

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SQM Contracts, covering the period until December 2030, and the CORFO-Minera Tarar Contracts, covering the period from January 2031 to December 2060.

1.2. Execution of Definitive Agreements during the first quarter of 2024. The Parties will endeavor to execute, no later than March 31, 2024 (the “Signature Deadline”), a definitive and complete agreement that details the objectives and purposes of the Partnership, the tasks and a work schedule to implement the Partnership, and the rights, obligations, representations, warranties, functions and commitments of the Parties in connection with their individual contributions, the Partnership, its implementation and the Operating Company (the “Partnership Agreement”).

1.3 Operating Company. The Operating Company must be a company which objective is to carry out, directly or through its own subsidiaries, the operation, exploration and/or exploitation of the Concessions and the commercialization of the products derived from the Salar de Atacama, with all the necessary and sufficient assets, resources, and personnel. By virtue of the foregoing, the Operating Company will be an autonomous entity and independent from its shareholders, without prejudice to their influence on the corporate governance of the Operating Company.

1.4 Two Terms to regulate the Partnership. Two clearly identifiable terms will be defined for the Partnership. A first term that corresponds to the effectiveness of the CORFO-SQM Contracts, that is, from the Partnership Effective Date until December 31, 2030 (the “First Term”), and a second term, which corresponds to the effectiveness of the CORFO-Tarar Contracts, that is, from January 1, 2031 to December 31, 2060 (the “Second Term”), with the first semester of 2031 to serve as a transition period.

1.5 Ownership in the Operating Company. The ownership in the Operating Company will reflect the status of CODELCO as a shareholder with 50% plus one share of the Operating Company from the Partnership Effective Date and the operational and commercial experience in lithium matters of SQM, including the contributions that each of the Parties will make to the Operating Company.

1.6 Corporate Governance. During the First Term of the Partnership, the board of directors will be composed of an even number of members, with each Party appointing half of the members. The Chairman of the board of directors will be a director appointed by CODELCO. The Vice Chairman of the board of directors will be a director appointed by SQM. Niether of them will have a tie-breaking vote. Through the creation of a separate series of shares SQM will have, in the First Term, the majority of the votes in the shareholders' meetings and its appointed directors will also have the right to resolve ties in votes at the board level on the management of the business, maintaining the consolidation of the results of the Operating Company, in such a way so SQM would not be considered an investment company under the Investment Company Act of 1940 of the United States of America during the First Term (unless such consideration is for a reason other than the implementation of the Partnership). During this period, certain matters at the board level and shareholders' meetings will require supermajority votes that grant CODELCO veto rights with respect to such matters.

During the Second Term of the Partnership, CODELCO will hold 50% plus one share of the Operating Company. The board of directors during the Second Term will be composed of an odd number of members, where CODELCO will have the majority, with a director designated by CODELCO as Chairman of the board and a director designated by SQM as Vice Chairman. Neither

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of them will have a tie-breaking vote. During the Second Term, there will be a single series of ordinary shares and the rights and obligations of the shareholders of the Operating Company will be pro rata of their respective shareholdings, so that CODELCO will have the majority of the votes in the shareholders' meetings and will consolidate the results of the Operating Company, without prejudice to the shareholder agreement, as is customary for this type of partnership, granting SQM certain veto rights equivalent to those granted to CODELCO during the First Term. The Operating Company will have an Audit Committee composed of three directors which will perform the functions referred to in article 50 bis of Chilean Law 18,046 and the corresponding functions in relation to the compliance programs of the parties. The majority of the members of the Audit Committee will be directors appointed by the shareholder who does not consolidate the results of the Operating Company.

1.7 Greater benefits for the Chilena State. The Partnership must allow the Chilean State to participate, through CODELCO, or a subsidiary of CODELCO, as a shareholder of the Operating Company and CORFO as a lessor of the Concessions, in the operation and exploitation of the Concessions and the economic benefits derived. therefrom, maximizing the capture of value, in the form of dividends, lease payments, royalties and payment of general taxes, among others.

The Parties have agreed that CODELCO will have the right during the years 2025 through 2030 to receive an allocation of profit corresponding to the benefits from the sales by of the Operating Company of a total of 201,000 metric tons of LCE, equivalent to 33,500 metric tons of LCE per annum, if distributed over the period of six years. During the Second Term of the Partnership, each Party will receive as economic benefits the proportion corresponding to its shareholding.

1.8 Ensure operational continuity. The operational continuity of the exploitation of the Concessions must be prioritized, to avoid the loss or delay of income to CORFO and the Chilean State, or its loss of competitiveness or presence in international lithium markets. To this end, the Parties will take all necessary and conducive measures to facilitate the operational transition between the CORFO-SQM Contracts and CORFO-Tarar Contracts, minimizing the loss of value and operational and financial risks.

To ensure operational continuity between the CORFO-SQM Contracts and CORFO-Tarar Contracts, CODELCO will obtain from CORFO, subject to effectiveness of the Partnership, among other things, that CORFO (a) approves the modification of the CORFO-SQM Contracts to increase by 300,000 metric tons of LCE the production and sales quota that SQM currently has under the CORFO-SQM Contracts for its use before December 31, 2030, of which 165,000 metric tons of LCE are considered in SQM's production plan, and the remainder of 135,000 metric tons of LCE will depend on whether they can be produced during the period from 2025 to 2030. If these additional 135,000 metric tons of LCE are produced, either totally or partially, the benefit will be distributed between the shareholders in proportion to their shareholdings in the Operating Company, and (b) waives the right to exercise the purchase options it has under the CORFO-SQM Contracts for certain SQM assets in the Salar de Atacama, without prejudice to the option that CORFO maintains under the CORFO-Tarar Contracts. Such modification and waiver shall take effect on the Partnership Effective Date and subject to the effectiveness of the Partnership.

1.9 Salar Futuro Project as the core of the Partnership. The Salar Futuro Project must be developed on the basis of certain matrix ideas that the Parties must agree upon in the Definitive Documents (as

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defined below), including the project area, a production level, based on new technologies, in regulation (en régimen) of at least 280,000-300,000 metric tons of LCE per year, a maximum level of extraction and the reduction of use of industrial water in the Salar de Atacama basin, mechanical evaporation with water capture, reinjection of brines and the implementation of new technologies that allow moving towards the water balance of the Salar de Atacama basin and promotion of the implementation of new technologies for the Salar Futuro Project, to generate greater efficiency and exploitation that is environmentally sustainable.

SQM will provide all necessary cooperation for CODELCO, Minera Tarar and the Operating Company to carry out the pertinent research for the preparation and implementation of the Salar Futuro Project (including, without limitation, access to information that may be relevant to it, authorization for site visits and detailed investigation of the current operation and exploitation of the Concessions, permission to take the necessary actions to obtain permits related to the Salar Futuro Project, among others).

The Operating Company will have a technical committee for the Salar Futuro Project, with two members nominated by the directors appointed by CODELCO and two members nominated by the directors appointed by SQM, which will meet periodically and provide recommendations to the chief executive officer and the board of directors of the Operating Company.

1.10 High environmental and community relations standards. For the Parties, it is a priority objective that the Partnership meets high environmental standards and practices of relationship and dialogue with the Atacameños’ communities, especially regarding possible environmental and social impacts of the activities related to the Salar Futuro Project in the area of influence of the Partnership operation. The Parties will comply with the applicable regulations regarding the indigenous consultation process.

1.11 Financial Policy of the Operating Company. To finance new investments until 2030, the Operating Company will only obtain financing from financial institutions, without guarantees from its shareholders. If financing is not obtained from financial institutions, it will be financed with loans that SQM or its related parties may choose to grant on market terms, which loans must be paid before any distribution to the shareholders during the Second Term.

From 2031 onwards, if the Operating Company requires new financing, the following order of priority must be followed for its financing: (i) Retention of up to 100% of profits; (ii) Debt with third parties, without guarantee from the shareholders, up to the maximum allowed by the maximum indebtedness and the minimum rating agreed upon by the parties; (iii) Voluntary loans from shareholders, subject to conditions that will be detailed in the shareholders’ agreement; and (iv) Capital increase through the issuance of new shares under the conditions that will be detailed in the shareholders’ agreement.

1.12 Concessions in Salar de Maricunga. In addition to the contribution that each Party will make to the Operating Company, and subject to the Conditions Precedent, SQM will transfer ownership to CODELCO of all of its mining concessions (in process and constituted) and other rights that SQM or any of its subsidiaries holds in the Salar de Maricunga and in the area within five kilometers from the outer perimeter of the salar.

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SECOND: ORDINARY COURSE OF BUSINESS

2.1 The Partnership Agreement will contain a declaration by SQM and CODELCO guaranteeing that, from the date of this MoU and until the date of the Partnership Agreement, except as necessary to facilitate the satisfaction of the Conditions Precedent and the terms of this MoU, SQM Salar, Minera Tarar and the assets and businesses that each will contribute to the Operating Company have been managed and operated in the ordinary course of their businesses and in the manner in which they have done so up to this date, and will have preserved and will endeavor to maintain their assets, businesses, and relationships with suppliers, clients, employees, agents and others who have commercial relationships with them, in each case subject to usual exceptions for this type of obligations and in a manner consistent with the regulations that protect free competition.

2.2 The Partnership Agreement will contain a declaration by SQM and CODELCO guaranteeing that, from the date of this MoU and until the date of the Partnership Agreement, SQM and CODELCO, except as necessary to facilitate satisfaction of the Conditions Precedent and the terms of this MoU or as may be consistent with the ordinary course of its business, SQM Salar and Minera Tarar have avoided incurring or assuming any responsibility or obligation that is not consistent with its past practices, transferring or encumbering relevant or essential assets for its business, carrying out material changes in accounting practices or any material modification in the way in which its books, accounts or records are kept, or in the accounting policies or practices reflected therein, in each case subject to customary exceptions for this type of obligations and in a manner consistent with the regulations that protect free competition.

THIRD: PARTNERSHIP DOCUMENTATION

3.1 The Parties will negotiate the Definitive Documents (as defined below) before the expiration of the Signature Deadline to achieve the implementation and materialization of the Partnership as soon as possible, after obtaining the approvals of the necessary authorities and satisfaction of the Conditions Precedent.

3.2. The Parties will continue to negotiate the documents that will establish the obligations and rights of the Parties concerning the Partnership, the Operating Company, and the Salar Futuro Project (the “Definitive Documents”), which they believe will be at least the following and that must be executed before the expiration of the Signature Deadline:

a) The Partnership Agreement, including representations and warranties, conditions precedent, obligations of the parties between signing and closing, indemnification, and other customary obligations in these types of agreements.
b) The by-laws of the Operating Company.
c) A shareholders’ agreement of the Operating Company.
d) A form of offtake agreement for the Salar de Atacama potassium products at market price.

3.3 The Parties hereby agree that the list of Definitive Documents or their content and purpose may be modified by them at any time, especially if this is required or appropriate in accordance with the final structure that the Parties adopt for the implementation and materialization of the Partnership.

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FOURTH: TECHNICAL AND LEGAL REVIEW (DUE DILIGENCE)

4.1 SQM undertakes to (i) deliver all documents, (ii) provide all cooperation, (iii) facilitate access to productive sites, and (iv) carry out any other arrangement, as necessary, so that CODELCO can complete its review of the legal, technical, commercial, tax, accounting, financial or other aspects regarding SQM, its subsidiaries, its assets and liabilities, and any other matter that is directly or indirectly related, among others, to its operation in the Salar de Atacama and the contributions it will make to the Partnership (this review, together with the review referred to in section 4.2, the “Technical and Legal Review”).

4.2 CODELCO undertakes to deliver to SQM the texts agreed with CORFO of the CORFO-Tarar Contracts and to cooperate with any other matter that SQM requires to review and that has a direct relationship with the Partnership.

4.3 For these purposes, as soon as possible and under strict confidentiality, the Parties will give each other access to the production sites and a digital platform (data room) to review the information described in sections 4.1 and 4.2.

FIFTH: CONDITIONS FOR THE PARTNERSHIP EFFECTIVENESS

5.1 The Partnership effectiveness will be subject to the satisfaction of customary conditions precedent for this type of transactions and other specific to the Partnership that must be agreed upon by the Parties in the Partnership Agreement (the “Conditions Precedent”), such as:

(a) reaching a full agreement of the Definitive Documents;

(b) the satisfaction of each of the Parties with the results of the Technical and Legal Review process;

(c) the successful conclusion of the communities’ consultation process required by law concerning those administrative measures regarding the Partnership and that are likely to directly affect indigenous communities;

(d) the contribution to the Operating Company of all assets, employees and contracts that must be included in the Partnership, as well as the exclusion from SQM Salar of those that are not necessary or that the parties agree are not appropriate for the Partnership, if any;

(e) obtaining the authorizations from the Comisión Chilena de Energía Nuclear (Chilean Nuclear Energy Commission) that are necessary for the exploitation of the Concessions in accordance with this document; and

(f) notification and approval without conditions, or with mitigation measures acceptable to both Parties, from anti-trust authorities in Chile and abroad, among others.

5.2 The Parties may agree to additional Conditions Precedent or modify those indicated in this MoU in the Definitive Documents.

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5.3 Notwithstanding the foregoing, if the Parties reasonably consider that, having timely initiated all the processes necessary to comply with the Conditions Precedent, it is not possible to comply with them before January 1, 2025, said period may be extended for an additional period. In any case, the Conditions Precedent must be verified before the Partnership Effective Date, without prejudice to the fact that the Parties may freely waive the compliance with one or more of the Conditions Precedent that have been established in their favor and that are waivable by applicable law.

SIXTH: CONFIDENTIALITY

6.1 All information or documentation that either Party or its executives or employees have provided to the other in connection with this MoU, its negotiation, or regarding the Salar Futuro Project, before the MoU, or during its effectiveness, will be treated as strictly confidential and will not be disclosed to third parties without the prior written consent of the Party that provided the information or documentation in question, and will be subject in all respects to the Confidentiality Agreement for the time agreed in that agreement.

6.2 The Parties understand and accept that the signing of the MoU and its content may constitute or include information not disclosed to the market and the knowledge of which, due to its nature, can influence the price of securities issued by SQM or CODELCO (“Inside Information”). The Parties will instruct their representatives and advisors that securities laws prohibit, among other conducts, revealing or using of Inside Information for their own benefit or that of others, acquiring or selling for themselves or third parties, directly or indirectly, securities over which they have Inside Information or use Inside Information to obtain benefits or avoid losses. The Parties undertake that neither them nor their representatives will acquire, sell, or otherwise trade securities issued by SQM or CODELCO while they have Inside Information and until they can do so according to the law.

SEVENTH: PUBLIC ANNOUNCEMENTS

7.1 Any unauthorized disclosure of information related to the MoU or the Salar Futuro Project, including communication actions of third parties that may affect the implementation of the Partnership or the Salar Futuro Project (for example, news, press reports, statements, publications on social networks, among others) will be qualified as a communication contingency. The Party that is aware of a communication contingency must immediately notify (within one business day) the other Party, and the Parties must act jointly and in a coordinated manner through the persons indicated in section 8 below.

7.2 Any public announcement regarding the existence and content of this MoU or the Salar Futuro Project, whether written, radial, digital, televised, or by any other means, that one or both Parties wish to make or are obliged to make public by the legislation in force, including the securities market disclosure rules, must be previously informed to the other Party, including the text, main ideas and/or content of the announcement that is intended to be reported, and must have the prior written consent of the other Party.

7.3 The Parties agree that the signing of the MoU and its content must be informed to the public as a material fact, according to the law.

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EIGHTH: COMMUNICATIONS

8.1 All notifications, requests, and other communications between the Parties required or permitted under this MOU, except as otherwise indicated, must be carried out in Spanish and in writing either by hand, email, or private courier service.

Any notification, request, or communication must be directed to the following contact addresses or emails:

In the case of CODELCO:
Corporación Nacional del Cobre de Chile
Huérfanos N°1270, Santiago, Chile
Attention to: Mr. Máximo Pacheco Matte
Email: maximo.pacheco@codelco.cl
With copy to: Legal Vice President, email: macarena.vargas@codelco.cl

In the case of SQM:
Sociedad Química y Minera de Chile S.A.
El Trovador N°4285, piso 6, Las Condes, Santiago, Chile
Attention to: Mr. Ricardo Ramos Rodríguez
Email: ricardo.ramos@sqm.com
With copy to: Legal Vice President, email: gonzalo.aguirre@sqm.com

8.2 It will be understood that the date of any notice delivered by hand will be deemed to be the date of receipt by the recipient, as indicated by the stamp or signature stamped thereon by the recipient's office. The date of any notice sent by private courier will be the day following effective delivery, as certified by the courier company. The date of any notice sent by email will be the day following the date sent to the recipient. Any communication sent by any of the means indicated in this paragraph will be understood as validly carried out.

8.3 It will be the responsibility of each Party to promptly communicate to the other any change of address, representatives, or contact information, in the form indicated in this clause.

NINTH: DURATION

9.1 This MoU shall be effective until the execution of the Definitive Documents or the expiration of the Signature Deadline or termination pursuant to section 11.2, whichever occurs first, unless the MoU is early terminated by mutual agreement of the Parties.

9.2 Notwithstanding the termination of the MoU, the obligations established in section 6 will remain in force during the period indicated therein.

TENTH: APPLICABLE LAW AND JURISDICTION

10.1. This MoU will be governed by the laws of the Republic of Chile. For the purposes derived from the MoU, the Parties establish their domicile in the city and commune of Santiago.

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10.2. Any difficulty or controversy that may arise between the Parties regarding the application, interpretation, duration, validity, or execution of this MoU or any other reason will be submitted to arbitration, following the current Arbitration Procedural Regulations of the Santiago Arbitration and Mediation Center.

10.3. The Parties confer special irrevocable power to the Santiago Chamber of Commerce A.G., so that, at a written request of any of them, it may appoint the mixed arbitrator (ex aquo et bono in terms of the procedure and at law in terms of the ruling) from among the lawyers who are members of the arbitration corps of the Santiago Arbitration and Mediation Center.

10.4. There will be no remedies against the arbitrator's resolutions, so the Parties expressly waive them. The arbitrator is especially empowered to resolve any matter related to his or her competence and/or jurisdiction.

10.5. The arbitration procedure will be conducted confidentially, and the designated arbitrator and the Parties are prohibited from communicating to third parties the terms of the arbitration and the confidential information that is presented therein or made known to the court by the counterparty, except insofar as said communication is necessary in connection with judicial recourse or actions requested or carried out by the Parties or in compliance with a legal requirement.

10.6. The Parties acknowledge that the damages caused by the failure to comply with certain provisions of this MoU could be difficult to determine or its compensation may be inadequate to remedy such breach. Consequently, each Party agrees that, if it fails to comply with any provision of this MoU, the other Party will also be entitled to sue before the ordinary courts of the commune of Santiago, requesting the specific performance of those provisions, and request injunctions or interim measures under applicable law.

ELEVENTH: OTHER PROVISIONS

11.1. The Parties undertake to negotiate regarding the Partnership on an exclusive basis until the end of this Agreement. Consequently, the Parties will refrain from, directly or indirectly, requesting offers and executing agreements of any kind with other people, companies, or groups or consortia of companies, which may conflict with the text or spirit of this MoU, either by themselves or through persons or companies under their direct or indirect control or belonging to the same business group, without prejudice to being able to consider, analyze and negotiate unsolicited offers presented by other persons, companies or groups or consortia of companies without violating the obligations of confidentiality contained in the Confidentiality Agreement.

11.2. This MoU sets forth the intention of the Parties to negotiate in good faith to complete the transactions contemplated by this MoU subject to the terms and conditions contained herein. Notwithstanding the foregoing, except as established in sections 6, 7, 10, and 11, this MoU does not establish enforceable obligations for the Parties and any of the Parties may, at any time and without giving cause, terminate this MoU and negotiations between the Parties.

11.3. Any delay or failure to exercise a right, power, or privilege of the Parties, arising under the MoU, will not disqualify or prevent them from exercising such right, power, or privilege thereafter,

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nor will it make them liable for any damage, direct or indirect, foreseen, or unforeseen. The foregoing, without prejudice to the application of the rules on the statute of limitations.

11.4. If any section of the MoU or part thereof is declared void or invalid, such nullity or lack of validity will not necessarily affect the validity of the MoU or any other provision contained therein.

11.5. This instrument contains the entire agreement between the Parties and replaces any other agreement and previous negotiations between the Parties on the matters to which it refers, except as agreed in the Confidentiality Agreement. This MoU may only be modified in writing through a formal modification signed by the representatives of both Parties.

11.6 This MoU is signed and granted in one or more copies of the same tenor and date, which may be signed by handwritten signature or electronic signature (simple or advanced). In the case of electronic copies of the MoU, a graphic representation (scan) of the handwritten signatures must be added. In the case of paper copies, a paper printout of the electronic signatures must be added. In case of signing through an electronic signature platform (such as Docusign or others), all signatures must be made through the same platform.

Signs in acceptance of this Memorandum of Understanding on the date indicated above.

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/s/ Máximo Pacheco Matte	/s/ Ricardo Ramos Rodríguez
Chairman of the Board	Chief Executive Officer
CODELCO	SQM